Exhibit 12.1

Education Management Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges (Unaudited)

(Dollars in Millions)

	For the Three Months Ended September 30,		For the Fiscal Year Ended June 30,
	2013		2013	2012	2011	2010	2009
Computation of fixed charges
Interest expense	$28.4		$116.6	$109.3	$118.2	$115.8	$149.3
Amortization of debt issuance costs	3.6		8.5	1.1	6.5	8.1	7.8
Portion of rental expense representative of interest	16.2		41.2	39.3	39.4	35.8	31.6

Total fixed charges	$48.2		$166.3	$149.7	$164.1	$159.7	$188.7

Computation of earnings (losses)
Income (loss) before income taxes	$(19.9)		$(255.9)	$(1,529.5)	$369.2	$250.1	$165.5
Fixed charges per above	48.2		166.3	149.7	164.1	159.7	188.7

Total earnings (losses)	$28.3		$(89.6)	$(1,379.8)	$533.3	$409.8	$354.2

Ratio of earnings (losses) to fixed charges (a)	(b	)	(c )	(d )	3.2	2.6	1.9

(a)	For the purpose of computing the ratio of earnings to fixed charges, “earnings” consist of consolidated pretax income (loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries and income (loss) of equity investees, plus (1) amortization of capitalized interest, (2) distributed income of equity investees and (3) fixed charges described below, excluding interest capitalized. “Fixed charges” consist of (1) interest expensed, (2) capitalized interest, (3) amortization of debt issuance costs and (4) the portion of rent expense estimated to represent interest. Since there was no preferred stock outstanding during the years covered by the table, the ratio of earnings to combined fixed charges and preferred stock dividends has been omitted.
(b)	Earnings were insufficient to cover fixed charges by $19.9 million for the three months ended September 30, 2013.
(c)	Earnings were insufficient to cover fixed charges by $255.9 million for the year ended June 30, 2013.
(d)	Earnings were insufficient to cover fixed charges by $1,529.5 million for the year ended June 30, 2012.